UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, C.C. 20549

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FORM 12b-25

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NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-41693

CUSIP NUMBER
G9889X107

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended September 30, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

ZAPP ELECTRIC VEHICLES GROUP LIMITED
Full Name of Registrant

N/A
Former Name if Applicable

c/o Zapp Electric Vehicles (Sales) Limited
Building 149 The Command Works
Bicester Heritage
Old Skimmingdish Lane
Address of Principal Executive Office

Bicester, Oxfordshire, OX27 8FX, United Kingdom
City, State and Zip Code

PART II - RULES AND 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zapp Electric Vehicles Group Limited (the “Company”) is unable timely to file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 20-F for the fiscal year ended September 30, 2025 because the compilation, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense. The Company does not expect to file the Form 20-F within the 15-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David McIntyre	+44	330 789 0949
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

ZAPP ELECTRIC VEHICLES GROUP LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 30, 2026	By:	/s/ David McIntyre
	Name:	David McIntyre
	Title:	Chief Executive Officer